UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): September 17, 2019

FB FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Tennessee	001-37875	62-1216058
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

211 Commerce Street, Suite 300 Nashville, Tennessee		37201
(Address of principal executive offices)		(Zip Code)

(615) 564-1212
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value	FBK	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☒

Item 7.01	Regulation FD Disclosure.

On September 17, 2019, FB Financial Corporation, a Tennessee corporation (“FB Financial”), issued a press release announcing the execution of the Merger Agreement (defined below).  A copy of the press release is furnished as Exhibit 99.1 to this current report on Form 8-K and incorporated herein by reference.  Additionally, FB Financial provided supplemental information regarding the Merger (defined below) in connection with a presentation made available to analysts and investors.  A copy of the presentation is furnished as Exhibit 99.2 to this report and incorporated herein by reference.

Item 8.01	Other Events.

On September 17, 2019, FB Financial Corporation entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FNB Financial Corp., a Kentucky corporation (“FNB”), Farmers National Bank of Scottsville, a national banking corporation and wholly owned subsidiary of FNB (“Farmers National”), and FirstBank, a Tennessee-chartered banking corporation and wholly owned subsidiary of FB Financial. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, FNB will merge with and into FB Financial, with FB Financial continuing as the surviving entity (the “Merger”). Following the Merger, Farmers National will merge with and into FirstBank, with FirstBank continuing as the surviving bank.

Subject to the terms, conditions and adjustments set forth in the Merger Agreement, at the effective time of the Merger, FNB shareholders will have the right to receive for each share of FNB common stock, $10.00 par value, at their election, either (i) $174.86 in cash or (ii) 4.7704 shares of FB Financial common stock, $1.00 par value (collectively, the “Merger Consideration”). FNB shareholders will have the right to elect all stock consideration, all cash consideration, or a combination thereof, subject to required proration such that, in the aggregate, approximately 70% of FNB shares are exchanged for stock consideration and approximately 30% of FNB shares are exchanged for cash consideration. The stock portion of the Merger Consideration is fixed. The cash portion of the Merger Consideration is subject to adjustment as described in the Merger Agreement.

The Merger Agreement contains customary representations, warranties, and covenants of both FB Financial and FNB. The completion of the Merger is subject to approval of FNB shareholders, regulatory approvals, and other customary closing conditions.

Additional details regarding the Merger, the Merger Agreement and certain ancillary agreements, including voting agreements and restrictive covenants agreements, entered into in connection with the Merger Agreement, will be described in a proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”) and provided to FNB shareholders.

Item 9.01. Financial Statements and Exhibits.

Exhibit Number	Description of Exhibit

99.1	Press Release
99.2	Investor Presentation

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

This report shall not constitute an offer to sell, the solicitation of an offer to sell, or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Merger, FB Financial will file a registration statement on Form S-4 with the SEC, which will contain the proxy statement of FNB and a prospectus of FB Financial. Investors and shareholders are encouraged to read the registration statement, including the proxy statement/prospectus that will be part of the registration statement, because it will contain important information about the Merger, FNB, and FB Financial. After the registration statement is filed with the SEC, the proxy statement/prospectus and other relevant documents will be mailed to FNB shareholders and will be available for free on the SEC’s website (www.sec.gov). The proxy statement/prospectus will also be made available for free by contacting FB Financial Corporation Investor Relations at (615) 564-1212 or investors@firstbankonline.com. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

FB Financial, FNB, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FNB shareholders in connection with the Merger under the rules of the SEC. Information about the directors and executive officers of FB Financial may be found in the definitive proxy statement for FB Financial’s 2019 annual meeting of shareholders, filed with the SEC by FB Financial on April 16, 2019, and other documents subsequently filed by FB Financial with the SEC. Information about the directors and executive officers of FNB, including additional information regarding the interests of such participants, will also be included in the proxy statement/prospectus regarding the Merger when it becomes available. Free copies of these documents may be obtained as described in the paragraph above.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this report may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, without limitation, statements relating to the timing, benefits, costs, and synergies of the Merger, and FB Financial’s future plans, results, strategies, and expectations. These statements can generally be identified by the use of the words and phrases “may,” “will,” “should,” “could,” “would,” “goal,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target,” “aim,” “predict,” “continue,” “seek,” “projection,” and other variations of such words and phrases and similar expressions. These forward-looking statements are not historical facts, and are based upon current expectations, estimates, and projections, many of which, by their nature, are inherently uncertain and beyond FB Financial’s control. The inclusion of these forward-looking statements should not be regarded as a representation by the FB Financial or any other person that such expectations, estimates, and projections will be achieved. Accordingly, FB Financial cautions shareholders and investors that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, and uncertainties that are difficult to predict and that are beyond FB Financial’s control.  Although FB Financial believes that the expectations reflected in these forward-looking statements are reasonable as of the date of this report, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.  A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements including, without limitation, (1) the risk that the cost savings and any revenue synergies from the Merger or another acquisition may not be realized or take longer than anticipated to be realized, (2) disruption from the Merger with customer, supplier, or employee relationships, (3) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Merger Agreement with FNB, (4) the failure to obtain necessary regulatory approvals for the Merger, (5) the failure to obtain the approval of FNB’s shareholders for the Merger, (6) the possibility that the costs, fees, expenses, and charges related to the Merger may be greater than anticipated, including as a result of unexpected or unknown factors, events, or liabilities, (7) the failure of the conditions to the Merger to be satisfied, (8) the risks related to the integration of acquired businesses (including the proposed Merger, FB Financial’s recent acquisition of branches from Atlantic Capital Bank, and any future acquisitions), including the risk that the integration of the acquired operations with those of FB Financial will be materially delayed or will be more costly or difficult than expected, (9) the risks associated with FB Financial’s pursuit of future acquisitions, (10) the risk of expansion into new geographic or product markets, (11) reputational risk and the reaction of the parties’ customers to the Merger, (12) FB Financial’s ability to successful execute its various business strategies, including its ability to execute on potential acquisition opportunities, (13) the risk of potential litigation or regulatory action related to the Merger, and (14) general competitive, economic, political, and market conditions.

Many of these factors are beyond FB Financial’s ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if FB Financial’s underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this report, and FB Financial does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for FB Financial to predict their occurrence or how they will affect FB Financial.

FB Financial qualifies all of its forward-looking statements by these cautionary statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FB FINANCIAL CORPORATION

By:	/s/ James R. Gordon
James R. Gordon
Chief Financial Officer

Date: September 17, 2019